3D Systems Corporation

333 Three D Systems Circle

Rock Hill, South Carolina 29730

May 22, 2026

VIA EDGAR AND E-MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7561

Attention: Jan Woo

Re:	3D Systems Corporation

Registration Statement on Form S-3

File No. 333-296180

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, 3D Systems Corporation (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-296180) be accelerated by the U.S. Securities and Exchange Commission so that it will be declared effective at 5:00 PM Eastern Time on May 27, 2026, or as soon as possible thereafter.

Please contact Lawton B. Way at (804) 775-4711 or Christian M. Knoble at (704) 343-2354 of McGuireWoods LLP with any questions you may have concerning this request, and please notify either or both of them when this request for acceleration has been granted.

Very truly yours, 3D Systems Corporation

By:	/s/ Andrew W.B. Wright
Name:	Andrew W.B. Wright
Title:	Senior Vice President, General Counsel and Secretary

cc:	McGuireWoods LLP
Lawton B. Way, Esq. W. Lake Taylor, Jr., Esq. Christian M. Knoble, Esq.